**HearMe in 30, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HearMe in 30, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 22, 2021
Vincenzo Mongio

## Statement of Financial Position

| | Year Ended December 31, | |
|---|---|---|
| | 2020 | 2019 |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 6,104 | 8,742 |
| Total Current Assets | 6,104 | 8,742 |
| TOTAL ASSETS | 6,104 | 8,742 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 30,806 | 7,588 |
| Short Term Note | 20,000 | 970 |
| Accrued Interest | 1,035 | - |
| Other Liabilities | 60 | 603 |
| Total Current Liabilities | 51,901 | 9,162 |
| Long-term Liabilities | | |
| Relted Party Line of Credit | 76,110 | 10,929 |
| Total Long-Term Liabilities | 76,110 | 10,929 |
| TOTAL LIABILITIES | 128,011 | 20,091 |
| EQUITY | | |
| Common Stock | 1 | 1 |
| Additional Paid in Capital | 334,374 | 334,374 |
| SAFE Contributions | 38,000 | 25,000 |
| Stock Subscription Receivable | - | (75,000) |
| Accumulated Deficit | (494,282) | (295,724) |
| Total Equity | (121,907) | (11,349) |
| TOTAL LIABILITIES AND EQUITY | 6,104 | 8,742 |

## Statement of Operations

| | Year Ended December 31, | |
|---|---|---|
| | **2020** | **2019** |
| Revenue | 161 | 188 |
| Cost of Sales | - | - |
| Gross Profit | 161 | 188 |
| Operating Expenses | | |
| Advertising and Marketing | 2,956 | 9,332 |
| General and Administrative | 103,692 | 34,921 |
| Research and Development | 85,639 | 158,199 |
| Rent and Lease | 1,279 | 10,000 |
| Depreciation | | 2,600 |
| Amortization | - | - |
| Total Operating Expenses | 193,566 | 215,052 |
| Operating Income (loss) | (193,405) | (214,864) |
| Other Income | | |
| Interest Income | | |
| Other | 16 | 168 |
| Total Other Income | 16 | 168 |
| Other Expense | | |
| Interest Expense | 5,169 | 149 |
| Other | | |
| Total Other Expense | 5,169 | 149 |
| Provision for Income Tax | - | - |
| Net Income (loss) | (198,558) | (214,845) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
|---|---|---|
| | **2020** | **2019** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (198,558) | (214,845) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation | - | 2,600 |
| Accounts Payable | 23,218 | 7,586 |
| Accrued Liabilities | (546) | 603 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 22,672 | 10,790 |
| Net Cash provided by (used in) Operating Activities | (175,886) | (204,055) |
| INVESTING ACTIVITIES | | |
| Furniture and Equipment Purchases | - | (2,600) |
| Net Cash provided by (used by) Investing Activities | - | (2,600) |
| FINANCING ACTIVITIES | | |
| Related Party Line of Credit Draws | 66,134 | 6,590 |
| Additional Paid in Capital | 75,000 | 200,000 |
| Payments on Debt | (970) | (243) |
| Loan Proceeds | 20,083 | |
| Common stock Issuances | - | 0 |
| SAFE Note Issuances | 13,000 | - |
| Net Cash provided by (used in) Financing Activities | 173,248 | 206,346 |
| Cash at the beginning of period | 8,742 | 9,051 |
| Net Cash increase (decrease) for period | (2,638) | (309) |
| Cash at end of period | 6,103 | 8,742 |

**HearMe in 30 Inc.**
**Statement of Changes in Stockholders' Equity**
**As of December 31, 2020**

| | Common Stock, # of Shares | $.001 Par | Additional Paid-in Capital | Subscription Receivable | SAFE | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance on January 1, 2019 | 998 | 1 | 134,374 | (75,000) | 25,000 | (80,879) | 3,496 |
| Sale of Common Stock | 453 | 0.45 | 200,000 | - | - | | 200,000 |
| Net Income | - | - | - | - | - | (214,845) | (214,845) |
| Balance on December 31, 2019 | 1,451 | 1.45 | 334,374 | (75,000) | 25,000 | (295,724) | (11,349) |
| Contribution | - | - | - | 75,000 | - | - | 75,000 |
| Issuance of SAFE Note | - | - | - | - | 13,000 | - | 13,000 |
| Net Income | - | - | - | - | - | (198,558) | (198,558) |
| Balance on December 31, 2020 | 1,451 | 1.45 | 334,374 | - | 38,000 | (494,282) | (121,907) |

**HearMe in 30, Inc**
**Notes to the Unaudited Financial Statements**
**December 31st, 2020**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HearMe in 30, Inc ("the Company") was formed in Delaware on April 26th, 2018. The Company plans to earn revenue from fees earned from an app aimed at improving mental health. The Company's customers will be located around the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

The Company earns revenue from fees associated with its app which is currently listed on the Apple App Store and Google Play Store. Revenue is recognized as the benefits from the app are transferred to the customer which is simultaneous with the download.

Research and Development

The Company has elected to expense all costs associated with the development of its app due to the uncertainty associated with future economic benefits.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

The Company has issued call options for 100 shares of its Common stock to service providers that are presently vested. The Company elected the intrinsic value method for the purposes of determining equity based compensation expense which were valued at $0. No options were exercised during the period.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related Party Payable – The CEO has advanced cash totaling $76,110 as of December 31st, 2020 for the purposes of funding operations. The outstanding balance accrues interest at 1.5% per annum and is due in 2023.

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

Related Party Payable – See Note 3.

Promissory Note - The Company had outstanding $20k in the form of a note accruing interest at 0.5% per annum due 2021.

**Debt Principal Maturities 5 Years Subsequent to 2020**

| Year | Amount |
|---|---|
| 2021 | 20,000 |
| 2022 | - |
| 2023 | 76,110 |
| 2024 | - |
| 2025 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company has authorized 10,000 of common shares with a par value of $0.001 per share. 1,451 shares were issued and outstanding as of 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2018 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M. The Company has no intention or obligation to satisfy the agreement with cash and has concluded that the classification of cash received as equity is appropriate.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 22, 2021, the date these financial statements were available to be issued. The Company issued an additional $37k in SAFE notes with terms similar to that mentioned in Note 6 with valuation caps of $4-6M.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

***COVID-19***

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

***We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.***

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.